Exhibit 8.1

Plante & Moran, PLLC
Suite 400
1000 Oakbrook Drive
Ann Arbor, MI 48104
Tel: 734.665.9494
Fax: 734.665.0664
plantemoran.com

May 23, 2007
Board of Directors
Northwest Suburban Bancorp, Inc.
50 North Main Street
Mount Prospect, IL 60056

RE:	Agreement and Plan of Merger dated as of March 22, 2007 between Midwest Banc Holdings, Inc. and Northwest Suburban Bancorp., Inc.

To the Members of the Board:
You have requested that we provide you with our opinion regarding certain material United States federal income tax consequences of the proposed merger of Northwest Suburban Bancorp., Inc. (“Northwest”), a Delaware corporation, with and into Midwest Banc Holdings, Inc. (“Midwest Banc”), a Delaware corporation, (the “Merger”), pursuant to the Agreement and Plan of Merger between Midwest Banc Holdings, Inc. and Northwest Suburban Bancorp., Inc., dated as of March 22, 2007 (the “Agreement”). Each capitalized term used herein, unless otherwise defined, has the meaning set forth in the Agreement.
The proposed transaction and the parties are described in the Agreement. The Agreement provides that Plante & Moran, PLLC shall provide Northwest with a federal tax opinion dated the Effective Date, to the effect that, (i) the Merger constitutes a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) no gain or loss shall be recognized by stockholders of Northwest who receive shares of Midwest Banc Common Stock in exchange for shares of Northwest Common Stock, except with respect to cash received in lieu of fractional share interests. In rendering the opinion as of the Effective Time, we have examined originals or copies, certified or otherwise, of (i) the Agreement, (ii) the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on or about May 23, 2007 with respect to the Agreement, together with all appendices thereto (the “Registration Statement”), and (iii) such other documents as we have deemed necessary or appropriate for purposes of this opinion. In addition, in connection with the Merger we have relied upon certain representations made by Northwest and Midwest Banc. In such examination, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, the authenticity of the originals of the latter documents, the genuineness of all signatures and the correctness of all representations made therein. We have further assumed that there are no agreement or understandings contemplated therein other than those contained in the foregoing documents, and that all of the foregoing documents are in full force and effect.

Scope of Opinion
Our opinion addresses only stockholders who are citizens or residents of the United States who hold their Northwest common stock as a capital asset. Our opinion does not address all tax consequences that may be relevant to particular Northwest stockholders in light of their individual circumstances or to stockholders that are subject to special rules, including, without limitation, financial institutions, tax-exempt organizations, insurance companies, dealers in stocks or securities or foreign currencies, foreign holders, persons that hold shares as a hedge against currency risk or a constructive sale or conversion transaction, or holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation, or the application of the alternative minimum tax. In addition, our opinion does not address the tax consequences of the Merger to holders of Northwest stock options.
The opinions expressed herein are rendered only with respect to the specific matters described, and we express no opinion with respect to any other legal, federal, state or local income tax aspects of the transaction. If any of the facts, circumstances or representations are not entirely complete or accurate, we should be informed immediately, as such an inaccuracy could have a material effect upon or conclusions. In rendering our opinion, we are relying upon the relevant provisions of the Code, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes could also have an adverse effect on our opinion. Our opinion is not binding on the Internal Revenue Service, and the Internal Revenue Service could disagree with the conclusions reached in the opinion. In the event of such disagreement, there can be no assurance that the Internal Revenue Service would not prevail in a judicial proceeding, although we believe that the positions expressed in our opinion would prevail if the matters are challenged.
Statement of Facts
For what have been stated to be valid business reasons, Northwest and Midwest Banc desire to effect a merger. The facts and circumstances giving rise to the merger are set forth in the Agreement and Registration Statement. The Agreement, the Registration Statement, and the Representations set forth or referred to herein are incorporated herein as part of the Statement of Facts. The Agreement provides for a statutory merger under Delaware General Corporation Law of Northwest with and into Midwest Banc. Upon completion of the Merger, the separate existence of Northwest shall cease, with Midwest Banc surviving as the continuing corporation and continuing the historic business of Northwest. Midwest Banc will exchange cash and shares of its common stock for shares of Northwest common stock. Northwest shareholders who do not exercise their appraisal rights under Delaware law and who receive Midwest Banc common stock in the Merger will become Midwest Banc shareholders, with their shareholder rights governed by Delaware law and Midwest Banc’s amended and restated certificate of incorporation and restated by-laws.
In order to effect the Merger, each share of Northwest common stock which is issued and outstanding immediately prior to the Effective Time (other than shares of Northwest common stock held in treasury of Northwest or held by Midwest Banc, which shares shall be cancelled, and shares held by persons exercising their dissenter rights) shall at the Effective Time be converted into the right to receive per share consideration, which consists of either $42.75 in cash (the “Cash Consideration”) or the right to receive (A) the number of fully paid and nonassessable shares of Midwest Banc Common Stock equal to the Exchange Ratio or (B) in the event that Midwest Banc consummates a Company Change of Control or Midwest Banc enters into a Contract providing for a Change of Control, in each case prior to the Effective Time, 2.2095 fully paid and nonassessable shares of Midwest Banc Common Stock (the “Stock Consideration”) (collectively, the “Merger Consideration”). Upon such conversion, all such shares of Northwest common stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate shall thereafter represent the right to receive the Merger Consideration and cash for fractional shares upon the surrender of the Certificate(s) in accordance with the terms of the Agreement. Dissenting stockholders will receive cash equal to the fair market value of such Dissenting Shares.
The dollar value of the per share Stock Consideration will depend on the market value of the Midwest Banc common stock at the time of the exchange of Northwest shares for the per share stock consideration.
Northwest may terminate the Merger if, on the day immediately preceding the anticipated Effective Time of the Merger, the volume weighted average price of Midwest Banc common stock does not meet a certain threshold. If that event should occur, Midwest Banc has the right, but not the obligation, to increase the Stock Consideration (the “Additional Stock Amount”) to an amount so as to cause the Stock Consideration to meet the threshold amount.
Northwest will take all action reasonably necessary so that, on or before the Closing Date, each holder of a stock option (the “Seller Stock Options”) heretofore granted under any Northwest Stock Option Plan or pursuant to any employment or other agreement shall exercise such Seller Stock Option in accordance with its terms or exchange it with the Seller provided, however, that in the event that any such Seller Stock Options shall remain outstanding immediately prior to the Effective Time, then each such Seller Stock Option shall be exchanged for an amount of cash equal to $0.01 and at the Effective Time each such Seller Stock Option shall become null and void and of no further force or effect.
In addition, if the aggregate number of shares of Northwest common stock in respect of which Stock Elections have been made exceeds 45% of the number of shares of Northwest common stock outstanding immediately prior to the Effective Time of the Merger, then the number of shares of Northwest common stock for which an election to receive Midwest Banc common stock and otherwise would have been entitled to receive Midwest Banc common stock will be reduced to the extent necessary so that the aggregate number of shares entitled to receive Midwest Banc common stock will equal 45% of the number of shares of Northwest common stock outstanding immediately prior to the Effective Time of the Merger. Under the Agreement, Midwest Banc may, in its sole discretion, decrease the 45% maximum stock threshold to such number of shares of Northwest common stock as Midwest Banc reasonably determines, after consultation with Northwest and respective tax counsel to Midwest Banc and Northwest, if necessary.
If the aggregate number of shares of Northwest common stock in respect of which Stock Elections have been made is less than 45% of the number of shares of Northwest common stock outstanding immediately prior to the Effective Time of the Merger, then the number of shares of Northwest common stock for which elections to receive Midwest Banc common stock have not been made (nor exercised appraisal rights under Delaware law) will be reduced to the extent necessary so that the aggregate number of shares entitled to receive stock shall equal 45% of the number of shares of Northwest common stock outstanding immediately prior to the Effective Time of the Merger. Each share of Northwest common stock that is not converted into cash will be converted into the right to receive Midwest Banc common stock.

Opinion
Based on our understanding of the Agreement, Registration Statement, foregoing facts, Representations, applicable laws and regulations, and subject to the scope and limitations set forth in this letter, the federal income tax consequences of the proposed transaction in our view are as follows:
(1)	Provided the proposed Merger of Northwest with and into Midwest Banc qualifies as a statutory merger under applicable state law, the Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. Northwest and Midwest Banc will each be a “party to a reorganization” within the meaning of section 368(b) of the Code. No income, gain or loss will be recognized by either Northwest or Midwest Banc as a result of the Merger.

(2)	No gain or loss will be recognized by the Northwest stockholders who exchange all of their Northwest common stock solely for Midwest Banc common stock, except, as discussed below, with respect to cash received in lieu of fractional shares of Midwest Banc common stock. Code section 354(a)(1).

(3)	A Northwest stockholder who receives cash in the Merger in lieu of fractional shares of Midwest Banc common stock will be treated as if the fractional shares had been received in the Merger and then redeemed by Midwest Banc in return for the cash, with the redemption generally qualifying as an “exchange” under section 302 of the Code. Therefore, the receipt of such cash will generally cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder’s adjusted tax basis in the shares of Midwest Banc common stock allocable to the fractional share. In this instance, any capital gain recognized by a Northwest common stockholder will be long-term capital gain if, at the time of the exchange, the stockholder has held the Northwest common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.

(4)	A Northwest stockholder who exchanges his or her Northwest common stock solely for cash will be treated as if shares of Midwest Banc common stock having a fair market value equal to the cash actually received by the Northwest stockholder had been distributed by Midwest Banc as part of the Merger to the stockholder with such shares of Midwest Banc common stock then being redeemed by Midwest Banc in return for the cash actually received by the stockholder as a hypothetical redemption. If such hypothetical redemption constitutes an “exchange” under section 302 of the Code, taking into account the holder’s actual and constructive ownership of Midwest Banc common stock under section 318 of the Code, the Northwest stockholder will recognize capital gain or loss equal to the difference between the amount of cash received and such holder’s adjusted tax basis in the Northwest common stock exchanged. If such hypothetical redemption does not qualify as an “exchange” under section 302 of the Code, generally, the cash received by such shareholder will be treated as ordinary dividend income to the extent of the holder’s appropriate share of earnings and profits. To the extent the cash distribution exceeds the stockholder’s appropriate share of earnings and profits, the excess will reduce the stockholder’s adjusted basis in the stock. Any further excess will be treated as capital gain from the sale or exchange of stock.

Any capital gain recognized by Northwest common stockholders will be long-term capital gain if, at the time of the hypothetical redemption, the stockholder has held the Northwest common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. The deductibility of capital losses may be limited for both corporate and non-corporate stockholders.
(5)	A Northwest stockholder who exchanges his or her Northwest common stock for a combination of cash and Midwest Banc common stock will recognize income or gain in an amount equal to the lesser of the amount of cash received or the gain realized on the exchange. The gain realized on the exchange will equal the fair market value of Midwest Banc common stock received plus the amount of cash received, less the holder’s adjusted tax basis in the shares of Northwest common stock exchanged by the holder. The character of such income or gain is determined by treating the cash received in the exchange as cash received in a hypothetical redemption of Midwest Banc common stock where such shares of Midwest Banc common stock having a fair market value equal to the cash paid to the stockholder are treated as having been distributed by Midwest Banc to the stockholder as a part of the Merger with such shares of Midwest Banc common stock then being redeemed by Midwest Banc in return for cash. If such hypothetical redemption constitutes an “exchange” under section 302 of the Code, taking into account the holder’s actual and constructive ownership of Midwest Banc common stock under section 318 of the Code, the Northwest stockholder will recognize a capital gain. If the hypothetical redemption does not qualify as an “exchange” under section 302 of the Code, the holder will recognize ordinary dividend income, generally to the extent of the holder’s appropriate share of earnings and profits. The remainder of the gain, if any, will be a capital gain. In view of the Supreme Court’s decision in Clark v. Commissioner, it is not entirely clear as to whose earnings and profits, Midwest Banc or Northwest, are to be included in measuring the amount of cash that may be characterized as ordinary dividend income. Holders of Northwest are encouraged to consult their tax advisors to determine particular tax consequences to them. Any capital gain recognized by Northwest common stockholders will be long-term capital gain if, at the time of the hypothetical redemption, the stockholder has held Northwest common stock for more than twelve months. The long-term capital gain may be subject to a maximum federal income tax of 15 percent if the stockholder is a non-corporate stockholder. No loss may be recognized by a Northwest common stockholder from the combined distribution of cash and Midwest Banc common stock.

(6)	The basis of the Midwest Banc common stock received by Northwest stockholders in the Merger will be the same as the basis of the Northwest common stock surrendered in exchange therefor, decreased by the amount of any cash received and by the amount of any tax basis allocable to any fractional shares for which cash is received, and increased by the amount of any gain or income recognized in the exchange. Section 358(a) of the Code.

(7)	The holding period of the Midwest Banc common stock received by Northwest stockholders will include the holding period of the Northwest common stock surrendered therefor, provided that the Northwest common stock was held as a capital asset in the hands of the Northwest stockholders on the date of the exchange. Section 1223(1) of the Code.

(8)	For corporate stockholders of Northwest common stock, the amount of any dividend, to the extent the Merger Consideration is treated as ordinary dividend income, generally should be eligible for the 70 percent dividends received deduction, subject to the limitations of sections 246 and 246A of the Code and the applicability of the extraordinary dividend rules of section 1059 of the Code.
If any fact, assumption, or representation contained in this opinion letter or the Representations changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.
This opinion is given solely for the benefit of Northwest and the Northwest stockholders, and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references to our Firm under the headings “Material United States Federal Income Tax Consequences” and “Legal Matters” in the Prospectus that forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.
Respectfully submitted,
Plante & Moran, PLLC